Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS

 August 30, 2010

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management discussion and analysis may contain forward-looking statements within the meaning of securities laws.  Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements;

•	our expectations regarding future financings;
•	our plans to conduct clinical trials and pre-clinical programs;
•	the length of clinical trials;
•	the partnering potential of our products;
•	our business strategy
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue to operate as a going concern;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees in respect of the arrangement described in the financial statements;
•	our ability to find and enter into agreements with potential partners;
•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the SEC, and those which are discussed under the heading “Risk Factors” in management discussion and analysis  for the fiscal year ended May 31, 2010.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this annual information form or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus Therapeutics Inc. (“Lorus”, the “Company”, “we”, “us” and similar expressions) has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.     We plan to continue our development programs from internal resources as they are available.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.

Management has forecasted that the Company’s current level of cash and cash equivalents and short-term investments, including the $4 million investment describe under subsequent events, will not be sufficient to execute its current planned expenditures for the next twelve months without further investment. The Company is currently in discussion with several potential investors to provide additional funding.  Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.  However, we cannot assure you that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company is also considering alternatives to delay its research program until financing is available, amongst other cost savings measures.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the audited financial statements for the year ended May 31, 2010 and the accompanying notes (the "Financial Statements").  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise noted.  All comparative figures presented in these consolidated financial statements include those of Old Lorus prior to the Arrangement Date (as defined below) and the Company after the Arrangement Date.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to a recently completed Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.

We believe that the future of cancer treatment and management lies in drugs that are effective, have minimal side effects, and therefore improve a patient's quality of life.  Many drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these drug candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance its drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive upfront and milestone payments as well as royalties from such partnerships, which will support continued development of our other product candidates.
Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Plan of Arrangement and Corporate Reorganization
On July 10, 2007 (the “Arrangement Date”), the Company, (or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information included in this MD&A reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

Share Consolidation
In accordance the authority granted by shareholders at the Company’s annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company’s outstanding common shares in a ratio of between 1-for-10 and 1-for-50 at any time prior to November 30, 2010, the Company’s Board of Directors approved a 1-for-30 share consolidation which became effective May 25, 2010. The share consolidation affects all of Lorus’ common shares, stock options and warrants outstanding at the effective time. Fractional shares were not issued.   Prior to consolidation the Company had approximately 298 million shares outstanding.  Following the share consolidation, Lorus has approximately 9.9 million common shares outstanding.  Similarly, prior to consolidation, the Company had approximately 20.2 million stock options and 36.9 million warrants to purchase common shares outstanding.  Following the share consolidation, the Company had approximately 673 thousand stock options and 1.3 million warrants to purchase common shares outstanding.

In this MD&A, all references to number of shares, stock options and warrants in the current and past periods unless otherwise specified, have been adjusted to reflect the impact of the consolidation, All amounts based on the number of shares, stock options or warrants, such as (earnings) loss per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of the 1 for 30 share consolidation.

RESULTS OF OPERATIONS

Our loss from operations for the year ended May 31, 2010 decreased to $5.7 million ($0.61 per share) compared to $9.3 million  ($1.13 per share) during the same period in fiscal 2009. The current year net earnings and other comprehensive earnings of $5.3 million (earnings of $0.57 per share) are a result of the $11.0 million gain on sale recognized on the extinguishment of our convertible debentures in June 2009 (described below in the section titled “Gain on repurchase of convertible debentures and transfer of assets”) as well as the gain on sale of shares related to the Arrangement (as described in the section titled “Gain on sale of share”) of $50 thousand due to a reduction in the indemnification liability (described below).  For the year ended May 31, 2009 the Company recorded a gain on sale of shares of $450 thousand resulting in a net loss and other comprehensive loss for the period of $8.9 million ($1.08 per share).  During the year ended May 31, 2008, the Company realized a gain on the sale of shares related to the Arrangement in the amount of $6.3 million resulting in net loss and other comprehensive loss for the period of $6.3 million ($0.87 per share).

The decrease in net loss from operations for the year ended May 31, 2010 compared with the prior year is due primarily to lower research and development costs of $1.2 million resulting from less spending on GLP-toxicity studies as well as an overall reduction in company spending to conserve cash balances, as well as reduced interest and accretion charges of $653 thousand and $1.6 million respectively, resulting from the settlement of the convertible debentures described below and lower stock based compensation costs of $270 thousand as a result of a lower share price in the current year.  These reductions were offset by a decrease in interest income from $270 thousand for the year ended May 31, 2009 to $21 thousand for the year ended May 31, 2010 as a result of lower cash and investment balances.

We utilized cash of $3.7 million in our operating activities in the year ended May 31, 2010 compared with $7.2 million in the prior year.  The decrease is primarily a result of a reduced loss from operations and increased accounts payable and accrued liabilities balances in the current year.

At May 31, 2010, we had cash and cash equivalents and short-term investments of $914 thousand compared to $5.9 million at May 31, 2009.

Revenue
For the year-ended May 31, 2010, revenue decreased to $131 thousand from $184 thousand in the same period last year and $43 thousand in 2008.  This decrease in revenue in the current year is related to the timing of recognition of milestone payments associated with the license of Virulizin to ZOR Pharmaceuticals. In prior years Lorus received two milestone payments under the license agreement, one upon signing the agreement and a second upon ZOR achieving a financing milestone.  The milestone revenue has been recognized over the period of a service contract period whereby Lorus agreed to provide consulting services to ZOR.  The milestone revenue was fully recognized by the end of the second quarter of 2010 as the service agreement with ZOR expired in October 2009.

 The increased revenue in 2009 compared with 2008 is primarily related to the recognition of the milestone revenue from ZOR.

Research and Development
Research and development expenses totaled $2.5 million in the year ended May 31, 2010 compared to $3.8 million during the prior year and $6.3 million in 2008.  The decrease in expenditures of $1.2 million during the current year compared to the same period in the prior year is primarily a result of the cost of toxicity studies for our lead small molecule drug candidate LOR-253 completed in fiscal 2009.   No similar costs were incurred in the current year.  In addition, we reduced overall, non-critical research and development costs in response to the current cash position.

The decrease in spending during the year ended May 31, 2009 compared with the prior year is due to the GLP-toxicity studies for both our LOR-2040 bladder cancer and LOR-253 small molecule programs during the 2008 fiscal year as well as the cost of manufacturing LOR-2040 further increasing the research and development spending costs in 2008.  In 2009, we manufactured LOR-253 drug, our lead small molecule, the manufacturing cost of which is significantly less than LOR-2040.

General and Administrative
General and administrative expenses totaled $3.0 million for the year ended May 31, 2010 compared to $3.0 million in the prior year and $3.7 million in 2008.   While the general and administrative expenses in the current year were consistent with the prior year, there were significant reductions to personnel, travel, board of directors and general office costs as we work to conserve cash and reduce our burn rate these savings were offset by financing costs of $569 thousand associated with a financing terminated subsequent to year end (described below).  The decrease in general and administrative costs for 2009 compared to 2008 is the result of lower personnel, travel, board of directors and general office costs.

Stock-Based Compensation
Stock-based compensation expense, net of forfeitures, totaled $176 thousand for the year ended May 31, 2010 compared with $446 thousand in the prior year and $719 thousand in 2008.   The lower stock based compensation for the year ending May 31, 2010 is due primarily to a lower share price and therefore lower fair value in the current year.  The decrease in option expense for the year ended May 31, 2009 compared with May 31, 2008 is the result of expense associated with a one-time increase in options granted that vested immediately in order to bring option granting practices in line with industry standards in 2008, no similar transaction occurred in 2009 or 2010.  Also in 2008, the Company recorded an expense of $83 thousand relating to the extension of options to directors not standing for re-election at the Company’s annual general meeting and Dr. Wright for options granted in his capacity as President and CEO.  A similar extension was made in 2009 for directors not seeking re-election resulting in a $3 thousand additional expense.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $86 thousand in the year ended May 31, 2010 as compared to $189 thousand in the prior year and $317 thousand in 2008.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases over the past several fiscal years. During 2009, we acquired research and development equipment that provides us with the ability to do certain testing in house that was previously outsourced.

Interest Expense
Interest expense was $54 thousand compared with $707 thousand for the prior year and $1.0 million in 2008.  During the year ended May 31, 2010 $27 thousand interest expense was paid to the debenture holders (prior to June 22, 2010) with $15 thousand in common shares and $12 thousand in cash with the remaining $27 thousand in interest expense accrued on the two $1 million, 10% interest promissory notes (described under ‘transactions with related parties’) advanced during the year.  The interest expense in 2009 and 2008 was for non-cash payments related to the interest payable at a rate of prime plus 1% on the $15.0 million convertible debentures which were repurchased in June 2009.  The Company benefited from lower interest rates in 2009 as compared to 2008 due to a reduced prime rate of interest.   All interest on the debentures (prior to May 31, 2009) was paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures
Accretion in the carrying value of the Company’s secured convertible debentures was $80 thousand in the year ended May 31, 2010 compared with $1.7 million in the prior year and $1.2 million in 2008.  The current year amount of $80 thousand relates to the period in the current year during which the convertible debentures were outstanding, June 1, 2009 to June 19, 2009.  Accretion charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company was required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures would have been the face value of $15.0 million.  The increase in expense year ended May 31, 2009 compared with the prior year is due to the increasing principal balance to which the implicit interest is applied in determining the accretion amount.

Interest  Income
Interest income totaled $21 thousand in the year ended May 31, 2010 compared to $270 thousand in the prior year and $542 thousand in 2008.  The decrease in interest income during the current year is due to significantly lower average cash and marketable securities balances throughout the year and lower interest rates available on investments in comparison with the prior years.

Loss from operations for the period
For the reasons discussed above, our loss from operations for the year ended May 31, 2010 decreased to $5.7 million ($0.61 per share) compared to $9.3 million ($1.13 per share) in the prior year and $12.6 million ($1.74 per share) in 2008. During the current year the Company recognized a $11.0 million gain on sale on the extinguishment of its convertible debentures in June 2009 and a gain of $50 thousand related to a reduction in the indemnification liability.  These gains resulted in net earnings and other comprehensive earnings of $5.3 million (earnings $0.57 per share) for the year ended May 31, 2010.   During the year ended May 31, 2009 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand which resulted in a net loss and other comprehensive loss of $8.9 million ($1.08 per share).  During the year ended May 31, 2008, the Company realized a gain related to the Arrangement in the amount of $6.3 million resulting in a net loss and other comprehensive loss for the period of $6.3 million ($0.87 per share).

Gain on repurchase of convertible debentures and transfer of assets
The terms of the secured convertible debentures are described in note 13 to the Company's annual financial statements for the period ended May 31, 2010.  The Company repurchased these debentures, which were originally due on October 6, 2009, on June 19, 2009.

Under the agreement, Lorus repurchased all of the convertible debentures from The Erin Mills Investment Corporation (“TEMIC “) for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals Inc, LLC (“ZOR”), certain intellectual property associated with Virulizin and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retains a perpetual royalty free license for the animal use of Virulizin.  TEMIC will be fully responsible for all clinical and regulatory costs associated with the commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services.

For receipt of the Consideration, TEMIC released all security interest in the assets of Lorus.

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million.  In addition, as a result of extinguishing the debentures in the amount of $3.8 million, the equity portion of the debentures, was transferred to contributed surplus. The gain on repurchase of the debentures does not result in income taxes payable as the Company has sufficient capital loss and non-capital loss carryforwards to shelter these gains.  Capital loss and non-capital loss carryforwards, and the associated valuation allowance have been reduced accordingly.

Gain on sale of shares
As a result of the Arrangement described above, the Company recognized a gain on the sale of the shares of Old Lorus to the investor of approximately $6.3 million for the year ended May 31, 2008 and a gain on sale in 2009 of $450 thousand which represents the $600 thousand released from escrow less $150 thousand accrued as management’s estimate of the fair value of the liability associated with the indemnification described below.  This liability was reduced to $100 thousand in the current year resulting in a gain on sale of $50 thousand in the year ended May 31, 2010.  The reduction in liability is the result of the passage of time and related reduction in risk associated with claims under the liability.  This liability is included on the balance sheet in Accrued Liabilities as at May 31, 2010.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

There have been no claims under this indemnification to date.

Terminated US financing
In April 2010, the Company filed a Registration Statement on Form F-1 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) for an offering of up to US$17.5 million of units in the United States.
In August 2010, subsequent to year end, the Company announced that due to unfavourable market conditions the F1 would be withdrawn and the public financing would not proceed.

The Company incurred fees of approximately $569 thousand related to this filing which have been included in general and administrative expenses for the year ended May 31, 2010 and an additional $200 thousand in fees incurred subsequent to year end which will be paid in the year ended May 31, 2011.

SUBSEQUENT EVENTS

Subsequent to year end, due to unfavourable market conditions, the Company withdrew a previously announced equity issue, and is proposing a shareholder rights issue with a financing commitment for an investment of $4 million by Herbert Abramson, one of Lorus’ directors by way of standby purchase arrangements for the proposed rights offering, such that that the minimum gross proceeds of the proposed rights offering are $4 million. The Company expects the rights offering to be complete by October 31st, 2010. Mr. Abramson is also providing the Company with interim financing by way of three $500,000 monthly loans, the first of which was advanced on August 11, 2010, are unsecured, have a six month term (or the earlier of the closing of the rights issue) and bear interest at the annual rate of 10%.  In addition the loan due in October 2010 has been extended for an additional three months.

REGULATORY MATTERS

On October 31, 2008, Lorus voluntarily delisted its common shares from trading on the NYSE Alternext US LLC (formerly the American Stock Exchange or AMEX).

In April 2010, the Company listed its shares on the Over-the-Counter Bulletin Board under the symbol LRUSF.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited consolidated financial statements for the year ended May 31, 2010 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Earnings (Loss)
	Years Ended May 31
(amounts in Canadian 000's except for per common share data)	2010	2009	2008
REVENUE	$131	$184	$43

EXPENSES
Cost of sales	-	-	2
Research and development	2,517	3,757	6,260
General and administrative	2,964	2,958	3,715
Stock-based compensation	176	446	719
Depreciation and amortization	86	189	317
Operating expenses	5,743	7,350	11,013
Interest expense	54	707	1,029
Accretion in carrying value of secured convertible debentures	80	1,707	1,176
Interest income	(21)	(270)	(542)
Loss from operations for the period	(5,725)	(9,310)	(12,633)
Gain on repurchase of convertible debentures and transfer of assets	11,006	-	-
Gain on sale of shares	50	450	6,299
Net earnings (loss) and other comprehensive income (loss)	5,331	(8,860)	(6,334)
Basic and diluted earnings (loss) per common share	$0.57	$(1.08)	$(0.87)
Weighted average number of common shares
outstanding used in the calculation of:
Basic earnings (loss) per share	9,364	8,236	7,169
Diluted earnings (loss) per share	9,379	8,236	7,169
Total Assets	$2,303	$7,527	$11,607
Total Long-term liabilities	$-	$-	$12,742

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Revenue recognized over the past eight quarters is primarily related to milestone payments received from ZOR pharmaceuticals for the license of Virulizin. Lorus received two milestone payments under the license agreement, one upon signing the agreement and a second upon ZOR achieving a financing milestone.  The milestone revenue was recognized over the period of a service contract period whereby Lorus agreed to provide consulting services to ZOR.  The milestone revenue was fully recognized by the end of the second quarter of 2010 as the service agreement with ZOR expired in October 2009.

Research and development expenditures have been consistent over the past eight quarters with increased activity in the quarters ended February 28, 2009 and August 31, 2008.  The increase in August 31, 2008 was a result of increased activity related to the LOR-2040 bladder cancer studies and LOR-253 GLP toxicity costs which were predominantly wrapped up in this quarter.  Increased research and development spending in the quarter ended February 28, 2009 was due to the manufacture of LOR-253 drug.

General and administrative expenses have trended lower for the past year quarter over quarter due to reduced headcount, a small board of directors (and related costs) as well as an overall reduction in spending to conserve cash balances.  The increase in general and administrative costs for the quarter ended May 31, 2010 was due to the write off of $569K in costs associated with a terminated financing initiative.

The net earnings shown in the quarter ended August 31, 2009 is related to the gain on settlement of the convertible debentures described above.

Cash used in operating activities was significantly lower in the quarters ended May 31, 2010, November 30, 2009 and August 31, 2009 due to increased accounts payables and accrued liabilities balances.

(Amounts in 000’s except for per common share data)	May 31, 2010		Feb 28, 2010	Nov 30, 2009	Aug 31, 2009	May 31, 2009	Feb 28, 2009	Nov. 30, 2008	Aug. 31, 2008
Revenue	$	―	$3	$79	$49	$78	$64	$39	$3
Research and development expense (1)		601	718	658	540	701	1,090	741	1,225
General and administrative expense(1)		1,173	515	743	533	516	775	873	794
Net earnings (loss)		(1,820)	(1,343)	(1,266)	9,760	(1,895)	(2,469)	(2,284)	(2,212)
Basic and diluted net (loss) profit per share		$(0.18)	$(0.14)	$(0.14)	$1.14	$(0.22)	$(0.29)	$(0.27)	$(0.29)
Cash used in operating activities		$(271)	$(1,812)	$(651)	$(987)	$(1,394)	$(1,789)	$(2,080)	$(1,950)

(1)Prior quarter amounts have been reclassified to conform to the financial statement presentation subsequent to that date.

CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are to:
•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;
•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;
•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

At May 31, 2010, the capital structure of the Company consisted of equity comprised of share capital, warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration consisting of cash and other assets in June 2009. The Company expects that its current capital resources will not be sufficient to carry out its research and development plans and operations for the next twelve months without further investment. (See “Liquidity and Capital Resources”)

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2009.

Loan
In April 2010, the Company entered into a loan agreement with a company related to a member of its Board of Directors to borrow $1 million.  The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest amount are due in October 2010.  The funds are being used for general working capital purposes.

In October 2009, the Company entered into a loan agreement with the same member of our Board of Directors to borrow $1 million.  The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest were due in six months.  The principal amount of $1.0 million was applied to subscribe for Units as part of the November 27, 2009 private placement.

Private placement
On November 27, 2009, pursuant to a private placement, the Company issued 1.366 million common shares and 683 thousand common share purchase warrants in exchange for cash consideration of $2.5 million. This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009 which was applied to subscribe for Units as part of the private placement. In addition, the Company issued 72 thousand brokers’ warrants to purchase an equivalent number of common shares at $2.40 until May 27, 2011.  The total costs associated with the transaction were approximately $250 thousand which included the $77 thousand which represented the fair value of the brokers’ warrants.  The Company has allocated the net proceeds of the private placement to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $1.7 million of the net proceeds was allocated to the common shares and $545 thousand to the common share purchase warrants.

Rights Offering
On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $3.90 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $4.53 per common share until August 7, 2010.

Pursuant to the rights offering the Company issued 951 thousand common shares and 571 thousand common share purchase warrants in exchange for cash consideration of $3.7 million.  The total costs associated with the transaction were $500 thousand.  The Company allocated the net proceeds of $3.2 million received from the issuance of the units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option pricing model.  The allocation based on relative fair values resulted in the allocation of $2.8 million to the common shares and $417 thousand to the common share purchase warrants.

Cash Position
At May 31, 2010, Lorus had cash and cash equivalents and short-term investments totaling $914 thousand compared to $5.9 million at May 31, 2009.  The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents, short term investments and other current assets less current liabilities) at May 31, 2010 was a deficiency of $1.3 million as compared to a deficiency of $9.2 million at May 31, 2009 (which included the $15 million convertible debentures)).

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

If we are able to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

As discussed above, management has forecasted that the Company’s current level of cash, cash equivalents and short-term investments will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.

Contractual Obligations and Off-Balance Sheet Financing
At May 31, 2010, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)
	Less than 1 year	1-3 years	Total
Operating leases	129	9	138

Lorus has incurred approximately $200 thousand in costs, subsequent to the year-end, related to the postponed US financing which are owed despite the termination of the proposed financing.

In addition, the Company is party to certain licensing agreements that require it to pay a proportion of any fees that it may receive from future revenues or milestone payments. As of May 31, 2010 no amounts have been received by the Company relating to these licensing agreements and therefore, no amounts are owing and the amount of future fees is not determinable.

The Company has entered into various consulting agreements that upon execution of a partnership agreement could result in liabilities owing to such consultants.  The amounts payable in these agreements are contingent on the amounts receivable by Lorus under such partnership agreements.  As of May 31, 2010 no amounts were owing and the amount of future fees payable to the consultants are not determinable.

As at May 31, 2010, we have not entered into any off- balance sheet arrangements.

Indemnification
Under the Arrangement, Lorus agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the Effective Time of the Arrangement and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

Lorus has recorded a liability of $100 thousand, which we believe is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  The liability has been reduced in the current year to $100 thousand from $150 thousand due to changes in assumption resulting from the passage of time.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet in Accrued Liabilities at May 31, 2010.

FINANCIAL INSTRUMENTS

The Company has classified its financial instruments as follows:

	May 31, 2010	May 31, 2009
Financial assets
Cash and cash equivalents, consisting of term deposits, and guaranteed investment certificates measured at fair value	$667	$5,374

Short-term investments, held-for-trading, recorded at fair value	247	490

Financial liabilities
Accounts payable, measured at amortized cost	387	299

Accrued liabilities, measured at amortized cost	1,458	1,131

Promissory note payable, measured at amortized cost	1,000	-

Secured convertible debentures, measured at amortized cost	-	14,448

Financial risk management
The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents and short-term investments.  The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and Lorus invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions.  The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to “Liquidity and Capital Resources” for further discussion on the Company's ability to continue as a going concern.

Market risk
Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At May 31, 2010, U.S. dollar denominated accounts payable and accrued liabilities amounted to $270 thousand (2009 - $70 thousand).  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $27 thousand (2009 - $7 thousand).  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

OUTLOOK

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses.  The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and the Company’s ability to raise additional working capital and/or establish effective partnerships to share the costs of development and clinical trials.

As a result of the Company's current cash position, management is pursuing investment and other opportunities aimed at funding its research and development programs.  There can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.

TRANSACTIONS WITH RELATED PARTIES

See ‘Subsequent Events’ for additional related party transactions.

In October 2009, the Company entered into a loan agreement with a member of its Board of Directors to borrow $1 million.  The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest was due in six months.  The principal amount of $1.0 million was applied to subscribe for Units as part of the November 27, 2009 private placement.

In April 2010, the Company entered into a loan agreement with a company related to the same member of its Board of Directors to borrow $1 million.  The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest amount are due in October 2010.  The funds will be used for general working capital purposes.

During the year ended May 31, 2010, the Company expensed consulting fees of nil to a director of the Company (2009 - $25 thousand; 2008 - $31 thousand). There was no amount payable at May 31, 2010 (2009 - nil; 2008 - $30 thousand).

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RISK FACTORS

Investing in our securities involves a high degree of risk.  Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this annual information form, as well as our historical consolidated financial statements and related notes. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

We might not be able to continue as a going concern.

We have forecasted that our level of cash and cash equivalents and short-term investments will not be sufficient to execute our current planned expenditures for the next 12 months without further investment.  We intend to continue to pursue additional funding and partnership opportunities to execute our planned expenditures in the future, but there can be no assurance that sufficient capital will be available to enable us to meet these continuing expenditures, or if the capital is available, that it will be available on terms acceptable to us. If we are unable to obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a significant doubt as to whether we will be able to continue as a going concern and realize our assets and pay our liabilities as they fall due, in which case investors may lose their investment.

We need to raise additional capital.

We need to raise additional capital. To obtain the necessary capital, we must rely on some or all of the following: grants and tax credits, additional share issues and collaboration agreements or corporate partnerships to provide full or partial funding for our activities. We cannot assure you that additional funding will be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.

If we cannot obtain the necessary capital on acceptable terms, we will have to:

•	engage in equity financings that could result in significant dilution to existing investors;

•	delay or reduce the scope of or eliminate one or more of our development programs;

•
obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available;

•	considerably reduce operations; or

•	cease our operations.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. Under Canadian generally accepted accounting principles, we reported net (earnings) losses of ($5.3 million), $8.9 million and $6.3 million for the years ended May 31, 2010, 2009 and 2008, respectively, and as of May 31, 2010, we had an accumulated deficit of $184.1 million.

To date we have only generated nominal revenues from the sale of VirulizinTM in Mexico and revenues associated with the license agreement with Zor Pharmaceuticals, LLC.  We stopped selling VirulizinTM in Mexico in July 2005 and assigned the rights under the Zor Agreement to The Erin Mills Investment Corporation, as part of the consideration for our repurchase of secured convertible debentures in June 2009.  We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidate, LOR-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We are an early stage development company.

We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products. Pre-clinical and clinical trial work must be completed before our products could be ready for use within the market that we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace.

The product candidates we are currently developing are not expected to be commercially viable for several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our products may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results.  Such funding will be very difficult, or impossible to raise in the public markets.  If such partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

We have indemnified our predecessor, Old Lorus, and its directors, officers and employees.

In connection with the reorganization that we undertook in fiscal 2008, we have agreed to indemnify our predecessor, Old Lorus, and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

•
prior to, at or after the effective time of the arrangement transaction, and directly or indirectly relating to any of the assets of Old Lorus transferred to us pursuant to the arrangement transaction  (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the effective time of the arrangement;

•	prior to, at or after the effective time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to us under he arrangement; and

•	prior to or at the effective time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the arrangement.

This indemnification could result in significant liability to us.

We may be unable to obtain partnerships for one or more of our product candidates, which could curtail future development and negatively affect our share price.  In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.

Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.  If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

None of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA or any other regulatory body may not ultimately approve our product candidates for commercial sale.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  For example, results of our Phase III clinical trial of VirulizinTM did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products.

Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as acute myeloid leukemia.  If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our Common Shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any product candidates are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have:

•	drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields;

•
substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience; and

•	significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals.

Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are.

Our competitor’s existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost;

Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

Patent protection:

The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that they will allow in biotechnology patents.

Allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions.  If a patent office allows broad claims, the number and cost of patent interference proceedings in the United States, or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

The scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable.

Until recently, patent applications in the United States were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date.  We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights:

Protection of the rights revealed in published patent applications can be complex, costly and uncertain.  Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position.

Others may design around our patented technology. We may have to participate in interference proceedings declared by the United States Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable.

Trade secrets:

We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use of our trade secrets or know how. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including LOR-2040 and small molecules. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of LOR-2040, small molecule or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated  that could cover all or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

Our interest income is subject to fluctuations of interest rates in our investment portfolio.

Our investments are held to maturity and have staggered maturities to minimize interest rate risk. We cannot assure you that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

Risks Related To Our Common Shares

Our share price has been and may continue to be volatile and an investment in our Common Shares could suffer a decline in value.

You should consider an investment in our Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our Common Shares. The market price of our Common Shares has been highly volatile and is likely to continue to be volatile. Factors affecting our Common Share price include but are not limited to:

•	our financial position and doubt as to whether we will be able to continue as a going concern;

•	our ability to raise additional capital;

•
the progress of our and our collaborators’ clinical trials, including our and our collaborators’ ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;

•	fluctuations in our operating results;

•	published reports by securities analysts;

•	developments in patent or other intellectual property rights;

•	publicity concerning discovery and development activities by our licensees;

•	the cash and short term investments held us and our ability to secure future financing;

•	public concern as to the safety and efficacy of drugs that we and our competitors develop;

•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies; and

•	general market conditions.

Future sales of our Common Shares by us or by our existing shareholders could cause our share price to fall.

The issuance of Common Shares by us could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of our Common Shares. Sales by existing shareholders of a large number of our Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our Common Shares to decline.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates
The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this MD&A. Other important accounting polices are described in note 3 of the Financial Statements.

(a) Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company's Financial Statements.

(b) Stock-Based Compensation

We have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870. The option pricing model calculates the theoretical fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards granted by Lorus. The option pricing model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated fair values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

(c) Valuation Allowance for Future Tax Assets

We have a net tax benefit resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the continued net losses and uncertainty regarding our future ability to generate taxable income, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets.

The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in our results of operations through the recovery of future income taxes.

(d) Valuation of Goodwill and Long Lived Assets

Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit including goodwill exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination.

The Company reviews long-lived assets which include fixed assets and intangible assets with finite useful lives for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

Recently Adopted Accounting Recommendations
Effective June 1, 2009, the Company adopted the following accounting policies:

(a) Goodwill and Intangible Assets

Effective June 1, 2009, the Company adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets ("Section 3062"), and Section 3450, Research and Development Costs and establishes the standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this new standard did not have an impact on the Company's consolidated financial statements.

 (b) Financial Instruments

Effective June 1, 2009, the Company adopted the amendments under Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The adoption of the new standard did not have a material impact on the consolidated financial statements.

(c) Credit risk and fair value of financial assets and financial liabilities:

Effective January 1, 2009, the Company adopted Emerging Issue Committee Abstract 173 ("EIC 173"), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. EIC 173 requires the Company to take into account the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of the new standard did not have a material impact on the consolidated financial statements.

Recent Accounting Recommendations not yet adopted

The Canadian Accounting Standards Board (“AcSB”) requires all Canadian publicly accountable entities to adopt IFRS for years beginning on or after January 1, 2011. Lorus’ first annual filing will be for the year ended May 31, 2012; its first filing under IFRS will be for the quarter ending August 31, 2011 and will include IFRS comparative figures for the period ended August 31, 2010.   Accordingly, Lorus’ adoption date for IFRS is June 1, 2011, but the transition date (“Transition Date”) is June 1, 2010 in order to accommodate IFRS comparative figures in Lorus’ 2011 financial statements.

IFRS uses a conceptual framework similar to Canadian GAAP (“CGAAP”); however, there are significant differences in recognition, measurement and disclosure. Given the nature of Lorus’ business and the make-up of its current balance sheet IFRS could have an impact on its reported financial statements.  The Company’s implementation of IFRS will require the Company to make and disclose certain policy choices and increase the amount of disclosure necessary to fulfill its IFRS reporting obligations.

Adoption of IFRS is not expected to change the actual cash flows the Company generates or change its business activities. To the extent possible, Lorus will make these choices with a view to providing meaningful information to stakeholders that is also comparable between industry peers.

Project Plan:
The Company is managing the IFRS conversion requirements in phases:

Phase 1 - Scope and Plan
The objective of Phase 1 involves the preparation of an IFRS conversion plan and consists of the following activities:
•	establishment of a project management structure;
•	completion of a high-level diagnostic assessment that identified potential differences between IFRS and Canadian GAAP and implementation challenges that may impact the Company.

Phase 2 - Design and Build
This phase involves performing the comprehensive IFRS conversion and is in progress.  The key elements of Phase 2 are as follows:
•	make policy and disclosure choices and design IFRS compliant internal and external reporting;
•	assess control framework implications to supporting an IFRS reporting environment; and
•	assess the financial statement impact of IFRS

Phase 3 - Implement and Review
This phase, which commenced in the first quarter of fiscal 2010 focuses on enabling continued IFRS reporting development, including the development of draft comparative/parallel reporting and facilitating knowledge transfer. The key elements of Phase 3 are as follows:

•	Using the May 31, 2010 Canadian GAAP financial statements, prepare IFRS illustrative financial statements based on the proposed policy choices determined in Phase 2 to include:
•	June 1, 2010 Transition Date balance sheet and reconciliation from CGAAP to IFRS
•	August 31, 2010 financial statements and reconciliations from CGAAP to IFRS
•	Full set of IFRS-based notes, including the IFRS Transition note;
•	Continue to update the IFRS illustrative financial statements each quarter for the year ending May 31, 2012 (resulting in appropriate comparative amounts and reconciliations);
•	Develop new accounting policies, guidelines, processes for reporting packages to regulators, the Board of Directors and internal management;
•	Develop revised internal control and disclosure control processes as necessary, updating key controls as required, and address any internal or disclosure control deficiencies;
•	Provide technical accounting training and deliver initial and on-going controls training, and

Current Implementation Status
To date, Phase 1 has been completed and the Company is in the process of assessing policy and disclosure choices through the preparation of impact assessments based on those changes expected to have the largest impact on the financial statements and internal control processes and controls.  Based on initial analysis, the areas which are expected to have the most significant impact on the Company include:

•	Property, plant and equipment (IAS 16)
•	Intangible Assets (IAS 38)
•	Impairment (IAS 36)
•	Provisions, Contingent Liabilities and Contingent Assets (IAS 37)
•	Stock-based compensation (IFRS 2)
•	Financial statement presentation (IAS 1)

The Company is in the process of identifying the impact of these changes and the availability of various policy choices and optional exemptions under IFRS 1 First time adoption of IFRS. Management has yet to determine the extent to which it will affect the financial statements when these standards are implemented.  Management has provided the Board of Directors with details of the implementation strategy and has established a reporting schedule and timeline for fiscal 2011 in order to meet its implementation requirements.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the acting Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The internal controls are not expected to prevent and detect all misstatements due to error or fraud.  Management advises that there have been no changes in the Corporation’s internal controls over financial reporting during 2010 that have materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

As at May 31, 2010, the Company’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures and operation of its internal controls over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.  Based on their evaluation, the Chief Executive Officer and the acting Chief Financial Officer have concluded that these controls and procedures are effective to provide reasonable assurance that material information is made known to them by others in the Company.  Management has identified the following two areas of concern, but believes that the Company’s limited number of transactions, day-to-day management involvement in operations and reporting and access to third party experts are sufficient compensating controls to limit our risk of material misstatement.

Segregation of Duties
Given our limited staff, certain duties within the accounting and finance department cannot be properly segregated. We believe that none of the segregation of duty concerns has resulted in a material misstatement to the financial statements as we rely on certain compensating controls, including substantive periodic review of the financial statements by the Chief Executive Officer and Audit Committee. This weakness is considered to be a common area of deficiency for many smaller listed companies in Canada. We continue to evaluate whether additional accounting staff should be hired to deal with this weakness.

Complex and Non-Routine Transactions
As required, we record complex and non-routine transactions. These sometimes are extremely technical in nature and require an in-depth understanding of GAAP. Our accounting staff has only a fair and reasonable knowledge of the rules related to GAAP and reporting and the transactions may not be recorded correctly, potentially resulting in material misstatement of our financial statements.

To address this risk, we consult with our third-party expert advisors as needed in connection with the recording and reporting of complex and non-routine transactions. At a future date, we may consider expanding the technical expertise within our accounting function. In the meantime, we will continue to work closely with our third party advisors.

UPDATED SHARE INFORMATION

As at August 30, 2010, the Company had 9.9 million common shares issued and outstanding and 622 thousand common share purchase warrants convertible into an equal number of common shares. In addition, the Company had issued and outstanding 650 thousand stock options to purchase an equal number of common shares.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2010 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.  For any information filed prior to July 10, 2007 please access the information on SEDAR for Global Summit Real Estate Inc. (Old Lorus).